

Mail Stop 4631

August 8, 2017

Via E-mail
Victor Gallo
General Counsel
AP Gaming Holdco, Inc.
5475 S. Decatur Blvd., Suite 100
Las Vegas, NV 89118

> **Re: AP Gaming Holdco, Inc.**
> **Amendment 1 to Draft Registration Statement on Form S-1**
> **Submitted July 27, 2017**
> **CIK No. 1593548**

Dear Mr. Gallo:

We have reviewed your draft registration statement and have the following comments.

Prospectus Summary, page 1

Company and Product Overview, page 1

1. We note your response to comment 6 of our letter dated May 11, 2017, and we reissue the comment. We are unable to locate disclosure responsive to our comment. Please revise your disclosure to ensure that your summary is balanced and gives equal prominence to the risks and challenges you face. In addition to examples highlighted in our previous comment, we note in the supplemental materials you provided additional challenges, such as that your leading four competitors expect substantially greater growth in operators' forward purchases of their products indicating greater growth in their market share.

Developments & Acquisitions, page 3

2. We note your response to comment 8 of our letter dated May 11, 2017, and we reissue the comment. Please revise to explain what distinguishes the Dex S from competing shuffler products or remove statements that Dex S is the "first true alternative for casino operators."

Cautionary Note Regarding Forward-Looking Statements, page 44

3. Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. The statutory safe harbors for forward-looking statements provided by these sections do not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D).

Capitalization, page 49

4. We note that you intend to present an "as adjusted" column, for the application of the net proceeds along with references to the disclosures in the Use of Proceeds section. Please tell us what adjustments you intend to make to the capitalization table, as the use of proceeds section notes the net proceeds will be used for general corporate purposes with no specific plan in place.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Results of Operations, page 60

5. As previously requested in comment 16 of our letter dated May 11, 2017, please quantify the material factors impacting each line item discussed at the consolidated and segment levels. Two examples include but are not limited to:

- The increase in gaming operations revenue for 2016 as compared to 2015 attributable to (a) Cadillac Jack and AGSi included in 2016 revenue for a full year versus seven months for 2015; (b) the increase in EGM installed base; and, (c) decline in participation share rates related to Native American tribal customers.

- The increase in selling, general and administrative expense attributable to (a) Cadillac Jack and AGSi included in 2016 revenue for a full year versus seven months for 2015; and, (b) increase in bad debt expense.

6. We note that you attribute the decrease in total EGM revenue per day to the inclusion of Cadillac Jack's Mexico installed base for the interim periods presented. As Cadillac Jack was included in both periods, it is unclear how this explanation is appropriate. Please expand your analysis as appropriate.

Critical Accounting Estimates, page 86

Revenue Recognition, page 87

7. We note your response to comment 27 of our letter dated May 11, 2017. It remains unclear why you have not included disclosures for the judgments and estimates

associated with leasing revenue, which comprises a significant portion of your total revenues. As previously requested, please include disclosures for the judgments and estimates made in accounting for your leasing arrangements to allow an investor to better understand how you concluded these arrangements meet the requirements for operating lease accounting rather than financing lease accounting. Please refer to comment 10 in your response letter dated July 9, 2014.

Compensation Discussion and Analysis, page 120

Summary Compensation Table, page 120

8. We note your response to comment 40 of our letter dated May 11, 2017 and your disclosure that annual incentive bonuses are based on attainment of EBITDA performance targets, that each NEO is assigned a bonus range established as a percentage of base salary and that the actual amount granted is based on over or under-performance with respect to the performance targets. Please disclose the EBITDA performance goals and the level of achievement of this goal; in doing so, please be specific as to the exact percentage of salary each named executive officer has the opportunity to earn at each level of payout. See Item 402(b)(1)(v) of Regulation S-K.

Index to Consolidated Financial Statements, page F-1

9. Please address the comments for the annual financial statements in your interim financial statements to the extent applicable.

Note 1. Description of the Business and Summary of Significant Accounting Policies, page F-5

10. Please expand your revenue recognition and property and equipment accounting policies included in your interim financial statements to address the comments issued in our letter dated May 11, 2017, and provided in your annual financial statements.

Note 1. Description of the Business and Summary of Significant Accounting Policies, page F-27
Revenue Recognition, page F-28

11. We note your response to comment 49 of our letter dated May 11, 2017. It remains unclear how you determined that your accounting policy for the rental of gaming equipment and Cadillac Jack's accounting policy for the rental of gaming equipment is the same. In this regard, there is no mention of Cadillac Jack's arrangements falling within the scope of ASC 840 and/or the assessment of the material terms of the arrangements to determine the type of lease. Rather, the accounting policy references the guidance in ASC 605-10-S99. Please advise.

Note 8. Write Downs and Other Charges, page F-28

12. Please disclose the fair value of the assets written-down/impaired by asset class for fiscal year 2015. Please refer to ASC 820-10-50-2.a. for guidance.

Note 11. Share-Based Compensation, page F-49

13. We note from your description of the Tranche A stock options that these stock options only contain a service condition. Please confirm to us and expand your disclosures to clarify that you are recognizing compensation expense over the service period. For the unrecognized compensation expense for the Tranche A stock options, disclose the amount and the remaining period over which the unrecognized compensation expense will be recognized. If you have not recognized any compensation expense for your Tranche A stock options, please provide us with a detailed explanation as to why along with the specific references to the authoritative literature that supports your conclusion.

14. For your discussion of the Tranche A stock options, please expand your disclosures to clarify whether an initial public offering would qualify as a change in control that would cause the stock options to vest immediately.

15. We note that Tranche A stock options only contain a service condition versus the Tranche B and Tranche C stock options that contain performance conditions. Based on the guidance in ASC 718-10-50-2.g., please provide the disclosures required by ASC 718-10-50-2.a. through 50-2.f. separately for the Tranche A stock options and the Tranche B and Tranche C stock options.

16. Please provide the disclosures required by ASC 718-10-50-2.c.2. and ASC 718-10-50-2.e. for those stock options that have vested. If none of your Tranche A or Tranche B and Tranche C stock options have vested, please disclose this fact.

Note 15. Operating Segments, page F-55

17. Please expand the disclosure provided in response to comment 68 of our letter dated May 11, 2017 to address the necessity of the asset information in making decisions about resources allocations to your segments.

Note 16. Selected Quarterly Financial Data (Unaudited), page F-57

18. As previously requested in comment 69 of our letter dated May 11, 2017, please include gross profit in your presentation, as required by Item 302(a)(1) of Regulation S-K. We would not object if you prefer to present cost of gaming operations and cost of equipment sales, or the summation of these two items, with a notation that depreciation and amortization expense is excluded in lieu of presenting gross profit.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Staff Accountant, at (202) 5551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Kimo Akiona
       Monica K. Thurmond, Esq.
       Christodoulos Kaoutzanis, Esq.